Gordon K. Ho

T: +1 650 843 5190

gho@cooley.com

September 20, 2013

VIA EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

Washington, D.C. 20549

Attn: Alexandra M. Ledbetter

Re:	Volterra Semiconductor Corporation
Schedule 14D-9
Filed on August 30, 2013
SEC File No. 005-80375

Ladies and Gentlemen:

On behalf of Volterra Semiconductor Corporation (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Second Amendment”) to the Company’s Schedule 14D-9, initially filed with the Commission on August 30, 2013, and amended by Amendment No. 1 to Schedule 14D-9 filed with the Commission on September 9, 2013 (as amended, the “Schedule 14D-9”). Set forth below are the Company’s responses to the comments of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated September 11, 2013 from Alexandra M. Ledbetter. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one courtesy copy of the Second Amendment and one courtesy copy of this letter to Ms. Ledbetter of the Commission’s Division of Corporation Finance, Office of Mergers and Acquisitions.

General

1. Comment: Please advise whether you believe that Exchange Act Rule 14f-1 is applicable to Maxim’s designation of persons to the Volterra board of directors, and, if so, how Volterra intends to comply. We note Section 1.3(b) of the Merger Agreement.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not believe that Exchange Act Rule 14f-1 is applicable to Maxim’s ability to

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designate persons to the Company’s board of directors pursuant to Section 1.3(b) of the Merger Agreement. Section 1.3(b) of the Merger Agreement provides Maxim the ability to designate persons to the Company’s board of directors only after the Acceptance Time (as defined in the Merger Agreement) if the Merger cannot be closed immediately following the consummation of the tender offer pursuant to Section 251(h) of the Delaware General Corporation Law (“Section 251(h)”). It is the Company’s and Maxim’s expectation that the Merger will close pursuant to Section 251(h) and, as a result, Maxim would not designate persons to the Company’s board of directors prior to the effectiveness of the merger. Should the circumstances change where the Company and Maxim make a determination that Section 251(h) is inapplicable and the Company performs its obligations to cause Maxim’s designees to be appointed or elected to the Company’s board of directors pursuant to Section 1.3(b) of the Merger Agreement, the Company will include in the Schedule 14D-9 the information required by Exchange Act Rule 14f-1.

Item 4. The Solicitation or Recommendation, page 12

Reasons for Recommendation, page 19

2. Comment: We note the disclosure on page 19 that the “Board considered numerous factors….” Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A, however, require that reasons, as distinguished from factors, be disclosed. Please revise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 21 of the Schedule 14D-9 to indicate that the Board considered reasons, rather than factors.

3. Comment: We note the disclosure on page 20 concerning the board’s assessment that Volterra was unlikely in the near future to increase stockholder value as a standalone company above the offer price, given the risks and uncertainties in the company’s business. Please clarify and expand the disclosure in that bullet point, including by quantitative disclosure to the extent practicable. Explain in greater detail the original decision to put the company up for sale.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 20 to include further detail, including quantitative disclosure with respect to the Company’s recent net revenue, regarding the Board’s assessment of the risks and uncertainties in the Company’s business. The Company supplementally advises the Staff that the Company’s decision to retain its financial advisor and initiate the sale process is described in the May 24, 2013 paragraph of

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the “Background of the Offer and Merger” section on page 13. The Company has further clarified the disclosure in such paragraph to reference the Board’s assessment of the risks and uncertainties of the Company’s business as a standalone company in deciding to initiate the sale process.

Certain Financial Projections, page 22

4. Comment: We note disclosure on page 23 that the inclusion of the financial projections should not be regarded as an indication that Volterra, or anyone who received the projections, then considered, or now considers, the projections to be material information about Volterra. Please advise how these parties could have considered these projections as anything other than material, given that they presumably form the basis of a key financial analysis performed by the financial advisor.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the 14D-9 to remove the statement that the inclusion of the financial projections should not be regarded as an indication that the Company, or anyone who received the projections, then considered, or now considers, the projections to be material information about the Company.

Opinion of Volterra’s Financial Advisor, page 25

Analysis at Various Prices, page 28

5. Comment: In the table on page 28 showing Goldman’s calculations of the ratio of implied enterprise value to revenues, the ratio of implied enterprise value to EBITDA, and the ratio of price to earnings, please revise to clarify which calculations assume a price of $14.80 and which calculations assume a price of $23.00.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the 14D-9 to clarify which calculations assume a price of $14.80 and which calculations assume a price of $23.00.

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Item 8. Additional Information, page 32

Vote Required to Approve the Merger, page 33

6. Comment: Please revise the disclosure to state more clearly that if Purchaser acquires enough shares in the tender offer to complete the merger under either Section 251(h) or Section 253 of the DGCL, as presently contemplated, the merger will take place without a vote or any further action by stockholders.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 33 to clearly state that if Purchaser acquires enough shares in the tender offer to complete the merger under either Section 251(h) or Section 253 of the DGCL, the merger will take place without further vote or action by the Company’s stockholders.

We have been authorized to and do hereby acknowledge and confirm on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We hope that the above responses and the related revisions to the Second Amendment will be acceptable to the Staff. Please do not hesitate to call me at (650) 843-5190 or Barbara Borden at (858) 550-6064 with any comments or questions regarding the Second Amendment and this letter. We thank you for your time and attention.

Sincerely,

/s/ Gordon K. Ho

Gordon K. Ho

cc:	Volterra Semiconductor Corporation
David Oh

Cooley LLP

 Barbara L. Borden